HXT HOLDINGS, INC.
100 Wall Street, 15th Floor,
New York, New York 10005
212-232-0120

                                                                                                      March 23, 2009
BY EDGAR
Mr. Michael F. Johnson
Mr. Jay Ingram
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          HXT Holdings, Inc.
Registration Statement on Form S-1
File No.: 333-146796

Dear Mr. Johnson and Mr. Ingram:

On behalf of HXT Holdings, Inc. (the “Company”), I hereby request that the above-captioned registration statement be ordered effective at 12 p.m. on March 24, 2009, or as soon as practicable thereafter.

In accordance with your request, the Company represents as follows:

•           The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

                                                                                                          Very truly yours,

                                                                                                          HXT Holdings, Inc.

                                                                                                                                                                                                                          /s/ Ding Hong Shen
                                                                                                          Name: Ding Hong Shen
                                                                                                          Title:   CFO, Chief Accounting Officer and Director